EXHIBIT 99.1
APPENDIX B
Non-GAAP Financial Information
Equitrans Midstream EBITDA
As used in this Form 10-K, Equitrans Midstream EBITDA means Equitrans Midstream Corporation’s (Equitrans Midstream) net loss, (i) plus Equitrans Midstream’s income tax expense, net interest expense, depreciation, amortization of intangible assets, impairments of long-lived assets and transaction costs, (ii) less Equitrans Midstream’s equity income and other income, and (iii) less the earnings before interest, taxes, depreciation and amortization (EBITDA) of any business or assets acquired during the period, as set forth in Equitrans Midstream’s 2019 Short-Term Incentive Plan (the 2019 STIP). Equitrans Midstream EBITDA is a non-GAAP supplemental financial measure that management and external users of Equitrans Midstream’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess:

•	Equitrans Midstream’s operating performance as compared to other publicly traded corporations in the midstream energy industry without regard to historical cost basis or financing methods;

•	The ability of Equitrans Midstream’s assets to generate sufficient cash flow to pay dividends to Equitrans Midstream shareholders;

•	Equitrans Midstream’s ability to incur and service debt and fund capital expenditures; and

•	The viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
Equitrans Midstream believes that Equitrans Midstream EBITDA provides useful information to investors in assessing its results of operations and financial condition. Equitrans Midstream EBITDA should not be considered as an alternative to Equitrans Midstream’s net income, operating income or any other measure of financial performance presented in accordance with GAAP. Equitrans Midstream EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Additionally, because Equitrans Midstream EBITDA may be defined differently by other companies in Equitrans Midstream’s industry, Equitrans Midstream’s definition of Equitrans Midstream EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measure. The table below reconciles Equitrans Midstream EBITDA with net income as derived from the statements of consolidated comprehensive income included in Equitrans Midstream’s annual report on Form 10-K for the year ended December 31, 2019.

Equitrans Midstream EBITDA ($ in thousands)	As of December 31, 2019
Net Loss	$(64,959)
Add:
Income tax expense	50,704
Net interest expense	256,195
Depreciation	227,364
Amortization of intangible assets	53,258
Impairments of long-lived assets	969,258
Separation and other transaction costs	1,257
Less:
Equity income	(163,279)
Other income	(2,661)
EBITDA attributable to the Bolt-on Acquisition(a)(b)	(56,119)
Equitrans Midstream EBITDA	$1,271,018

(a)
On March 13, 2019, EQM entered into a Purchase and Sale Agreement with North Haven Infrastructure Partners II Buffalo Holdings, LLC, an affiliate of Morgan Stanley Infrastructure Partners, pursuant to which EQM acquired from NHIP a 60% Class A interest in Eureka Midstream Holdings, LLC and a 100% interest in Hornet Midstream Holdings, LLC (collectively, the Bolt-on Acquisition).

(b)
EBITDA attributable to the Bolt-on Acquisition was excluded from Equitrans Midstream EBITDA in accordance with the 2019 STIP calculation. EBITDA attributable to the Bolt-on Acquisition was calculated as net loss of $101.9 million plus net interest expense of $7.4 million, plus depreciation of $19.7 million, plus amortization of intangible assets of $11.7 million, plus impairments of long-lived assets of $136.1 million and less transaction costs of $16.9 million.

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